Filed pursuant to Rule 253(g)(2)

File No. 024-11377

This Supplement No. 8, dated October 6, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated January 7, 2022, of Landa App LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa Series 10167 Port Royal Court

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) updates the Master Series Tables found in the previously-filed Offering Circular of the Company and reflects the updated information set forth below regarding the series of the Company listed therein (collectively and individually the “Series”) and their underlying properties (the “Properties” and each a “Property”). The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here, as amended and supplemented; all other information in the Offering Circular is otherwise unchanged.

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold(1)	Total Amount Raised(1)	Monthly Rental Income(2)	Lease Expiration Date(3)	Insurance Expiration Date	Monthly Insurance Expense	Monthly Management Fee*
1.	Landa Series 115 Sardis Street	Withdrawn	6/29/2021	n/a	n/a	n/a	$851	2/28/2023	6/30/23	$35	8%
2.	Landa Series 1394 Oakview Circle	Closed	6/29/2021	8/9/2021	10,000	$36,073.00	$814	12/31/2023	6/30/23	$30	8%
3.	Landa Series 1701 Summerwoods Lane	Closed	6/29/2021	9/3/2021	8,265	$35,364.28	$1,047	8/31/2023	6/30/23	$26	8%
4.	Landa Series 1741 Park Lane	Closed	6/29/2021	9/3/2021	3,518	$18,369.24	$761	12/31/2022	6/30/23	$30	8%
5.	Landa Series 209 Timber Wolf Trail	Withdrawn	6/29/2021	n/a	n/a	n/a	$775	12/31/2022	6/30/23	$36	8%
6.	Landa Series 2505 Oak Circle	Withdrawn	6/29/2021	n/a	n/a	n/a	$1,313	9/30/2023	6/30/23	$31	8%
7.	Landa Series 271 Timber Wolf Trail (4)	Withdrawn	6/29/2021	n/a	n/a	n/a	-	-	6/30/23	$37	8%
8.	Landa Series 29 Holly Grove Road	Withdrawn	6/29/2021	n/a	n/a	n/a	$746	4/30/2023	6/30/23	$31	8%
9.	Landa Series 1703 Summerwoods Lane	Closed	1/7/2022	7/20/2022	10,000	$35,772	$998	1/31/2023	6/30/23	$26	8%
10.	Landa Series 1712 Summerwoods Lane	Closed	1/7/2022	8/9/2022	10,000	$46,162	$919	12/31/2022	6/30/23	$28	8%
11.	Landa Series 1743 Summerwoods Lane	Closed	1/7/2022	7/31/2022	10,000	$35,772	$1,200	5/31/2023	6/30/23	$26	8%
12.	Landa Series 1750 Summerwoods Lane	Closed	1/7/2022	8/26/2022	10,000	$35,772	$1,170	5/31/2023	6/30/23	$38	8%
13.	Landa Series 4267 High Park Lane	Closed	1/7/2022	8/15/2022	10,000	$47,625	$1,208	10/31/2022	6/30/23	$31	8%
14.	Landa Series 4474 Highwood Park Drive	Closed	1/7/2022	8/9/2022	10,000	$42,898	$1,200	3/31/2023	6/30/23	$31	8%
15.	Landa Series 8569 Creekwood Way	Closed	1/7/2022	4/26/2022	10,000	$33,951	$835	11/30/2022	6/30/23	$37	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold(1)	Total Amount Raised(1)	Monthly Rental Income(2)	Lease Expiration Date(3)	Insurance Expiration Date	Monthly Insurance Expense	Monthly Management Fee*
16.	Landa Series 9439 Lakeview Road	Closed	1/7/2022	8/25/2022	10,000	$56,709	$1,400	7/31/2023	6/30/23	$28	8%
17.	Landa Series 10167 Port Royal Court	Closed	1/7/2022	7/20/2022	10,000	$28,100	$1,103	9/30/2023	6/30/23	$32	8%
18.	Landa Series 1246 Elgin Way	Closed	1/7/2022	7/29/2022	10,000	$38,285	$1,208	2/28/2023	6/30/23	$35	8%
19.	Landa Series 1910 Grove Way	Closed	1/7/2022	2/15/2022	10,000	$22,062	$1,523	7/17/2023	6/30/23	$57	8%
20.	Landa Series 593 Country Lane	Closed	1/7/2022	2/17/2022	10,000	$24,592	$1,020	6/30/2023	6/30/23	$30	8%
21.	Landa Series 6436 Stone Terrace	Closed	1/7/2022	2/3/2022	10,000	$15,479	$1,050	6/30/2023	6/30/23	$41	8%
22.	Landa Series 6440 Woodstone Terrace (4)	Closed	1/7/2022	2/17/2022	10,000	$18,244	-	-	6/30/23	$43	8%
23.	Landa Series 6848 Sandy Creek Drive	Closed	1/7/2022	2/13/2022	10,000	$21,867	$1,350	3/31/2023	6/30/23	$32	8%
24.	Landa Series 687 Utoy Court	Closed	1/7/2022	4/19/2022	10,000	$32,922	$975	3/1/2023	6/30/23	$30	8%
25.	Landa Series 729 Winter Lane (4)	Closed	1/7/2022	03/04/2022	10,000	$31,221	-	-	6/30/23	$34	8%
26.	Landa Series 7349 Exeter Court	Closed	1/7/2022	4/20/2022	10,000	$39,138	$1,150	4/30/2023	6/30/23	$34	8%
27.	Landa Series 8645 Embrey Drive	Closed	1/7/2022	4/18/2022	10,000	$34,145	$1,300	6/30/2023	6/30/23	$35	8%
28.	Landa Series 8780 Churchill Place (5)	Closed	1/7/2022	03/07/2022	10,000	$38,057	-	-	6/30/23	$35	8%
29.	Landa Series 8796 Parliament Place	Closed	1/7/2022	03/11/2022	10,000	$31,089	$1,350	8/31/2023	6/30/23	$32	8%
30.	Landa Series 8641 Ashley Way	Closed	1/7/2022	8/22/2022	10,000	$49,950	$1,100	5/31/2023	6/30/23	$28	8%
31.	Landa Series 8651 Ashley Way	Closed	1/7/2022	04/19/2022	10,000	$41,901	$1,050	1/31/2023	6/30/23	$24	8%
32.	Landa Series 8652 Ashley Way	(6)	1/7/2022	(6)	10,000	$59,329	$1,100	8/31/2023	6/30/23	$26	8%

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold(1)	Total Amount Raised(1)	Monthly Rental Income(2)	Lease Expiration Date(3)	Insurance Expiration Date	Monthly Insurance Expense	Monthly Management Fee*
33.	Landa Series 8653 Ashley Way	Closed	1/7/2022	8/8/2022	10,000	$52,933	$1,100	5/31/2023	6/30/23	$24	8%
34.	Landa Series 8654 Ashley Way	(6)	1/7/2022	(6)	10,000	$46,500	$1,103	6/30/2023	6/30/23	$26	8%
35.	Landa Series 8655 Ashley Way	(6)	1/7/2022	(6)	10,000	$61,052	$1,100	7/31/2023	6/30/23	$24	8%
36.	Landa Series 8659 Ashley Way	(6)	1/7/2022	(6)	10,000	$63,265	$1,250	7/31/2023	6/30/23	$27	8%
37.	Landa Series 8662 Ashley Way	Closed	1/7/2022	9/21/2022	10,000	$56,097	$975	7/31/2023	6/30/23	$27	8%
38.	Landa Series 8668 Ashley Way	Open	1/7/2022	-	9,999	$58,216	$1,150	6/30/2023	6/30/23	$33	8%
39.	Landa Series 8670 Ashley Way	Open	1/7/2022	-	9,997	$64,601	$1,050	7/1/2023	6/30/23	$29	8%
40.	Landa Series 8674 Ashley Way (5)	Closed	1/7/2022	8/8/2022	10,000	$47,137	-	-	6/30/23	$25	8%
41.	Landa Series 8675 Ashley Way	Closed	1/7/2022	8/19/2022	10,000	$45,350	$1,100	8/31/2023	6/30/23	$26	8%
42.	Landa Series 8677 Ashley Way	Closed	1/7/2022	4/20/2022	10,000	$42,667	$1,100	7/31/2023	6/30/23	$25	8%
43.	Landa Series 8678 Ashley Way	Open	1/7/2022	-	9,999	$64,006	$1,100	7/31/2023	6/30/23	$30	8%
44.	Landa Series 8679 Ashley Way	Closed	1/7/2022	8/3/2022	10,000	$46,117	$1,000	10/31/2022	6/30/23	$26	8%
45.	Landa Series 8683 Ashley Way	Open	1/7/2022	-	9,992	$47,750	$1,024	6/30/2023	6/30/23	$23	8%

*	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(1)	Reflected as of up to two (2) business days prior to the date of this Offering Circular. Each Series is offering up to a maximum of 10,000 Shares.

(2)	The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(3)	After the Lease Expiration Date, the applicable lease agreement will become a month-to-month lease, unless the tenant provides written notice within thirty (30) days of an intention to terminate the lease agreement.

(4)	As of the date of this report, the Property underlying this Series is vacant. Landa Holdings, Inc. (the “Manager”) will not earn its Management Fee on this apartment until the Manager enters into a new lease agreement with a tenant for this Property.

(5)	As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, this Series will not earn any income and the Manager will not earn its Management Fee on Property until the Manager enters into a new lease agreement with a tenant for the Property.

(6)	All 10,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series’ offering with the investors.

In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding the Updated Series.

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